Filed by Trane Inc.

Pursuant to Rule 425 under the Securities Act of 933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Trane Inc.

Commission File No.: 1-11415

MATERIALS DISSEMINATED IN CONNECTION WITH THE ANNOUNCEMENT OF

THE PROPOSED ACQUISITION OF TRANE INC.

BY INGERSOLL-RAND COMPANY LIMITED (INGERSOLL)

LETTER FROM THE CEO OF TRANE TO TRANE EMPLOYEES

Dear Colleagues,

Today we announced an agreement to sell Trane to Ingersoll Rand. We expect this to be completed by late first quarter or early second quarter of 2008. Trane will become a large and important part of Ingersoll Rand. Combining our two strong companies will create a new company of even greater size, strength and potential. Our board of directors and our leadership believe this combination is in the best interest of our shareowners, our customers and you, our employees.

I would like to give you a better understanding of how the decision came about and what it means for our shareowners, our customers and you. In addition, we’ll begin to address the questions and concerns that are so natural at times like this.

How the decision to sell came about

Trane has a long history of success as part of a bigger company, having been a part of American Standard Companies for many years. Early in 2007, we decided to separate our company by spinning off our WABCO vehicle control systems business and selling our Bath and Kitchen business. We’ve successfully done so, and both businesses are doing well. Our separation plan did not contemplate the sale of Trane. We believed that Trane would be a successful independent company.

Because Ingersoll Rand’s leaders and board also believe in Trane, they approached us with the offer to combine our companies. Boards and management have a fiduciary responsibility to shareowners, and Ingersoll Rand’s offer required careful consideration. So, our board, senior management and outside advisors worked to understand the value that would be created as well as other alternatives, including staying independent. We determined that this agreement recognizes Trane’s current value and future potential. We also believe that both companies have strategic and operational commonalities important for a successful combination.

What this means for shareowners, customers and employees

Shareowners should see an immediate appreciation in the value of their Trane stock. Over the past 30 trading days, our stock has traded at an average price of about $36.27. When the sale is complete, shareowners will receive $36.50 in cash and .23 shares of Ingersoll Rand stock for every Trane share they hold. The value of the stock component will vary according to the value of Ingersoll Rand’s stock. Assuming that Ingersoll Rand’s stock stays in the range of $50, the combined value of cash and Ingersoll Rand stock amounts to about $48 per share of Trane stock.

Customers won’t see any short-term changes. Over the long term, we do think that customers will see benefits. Our combined expertise in climate control technologies should produce innovative systems, services and solutions for both the commercial and residential markets.

For employees, we believe that becoming part of Ingersoll Rand will be good for three main reasons:

1) the global growth prospects for the combined company with about $17 billion in revenues around the world and a strategic emphasis on climate control systems and services;

2) similarities between the companies because of their strong brands, the importance of engineering and technology, comparable operational standards and processes, and common values; and

3) enhanced job opportunities and career advancement in a larger company.

For the vast majority of employees around the world, the sale will not affect jobs. Representatives of both companies will form integration teams. These teams will make decisions on how best to bring together the talents of both companies and run the combined organization effectively. It’s too early to speculate on the results of that work, but we expect most job reductions to occur at the corporate level as the two companies combine their two corporate teams into one. Both companies have had to make difficult job-related decisions before. When that happened, both companies worked hard to assist the people affected, and we will do so in this integration as well.

What’s next

Until the sale is complete, we will conduct business as usual and operate as a stand-alone company with our current leaders. During this time, I’ll continue to lead Trane and work with Ingersoll Rand on a successful transition.

Completion of the sale will take some time, principally because of routine government review requirements and our own shareowner approval. That’s why we expect to finalize the sale by the end of first quarter or early second quarter. We understand that the interim period will create some feelings of uncertainty, and we won’t have answers to all of your questions right away. As always, we will do our best to keep you well informed. If you don’t see answers to your questions on our iTrane portal, please feel free to submit a question to portal feedback.

To provide an opportunity for two-way communication, we will hold a global town hall meeting tomorrow, December 18, at 8:00 a.m. (U.S. Eastern Time). We’ll post all the call-in details on our iTrane portal. Herb Henkel, Ingersoll Rand chairman, president and CEO, will join Craig Kissel, Dave Pannier and me on the call. We ask all Piscataway employees to join us in the cafeteria, and we urge everyone to participate in the call.

This has been an important year for our company and a year of significant change. Through it all, you have stayed focused on our customers and our operations. And that’s the best thing we can all do during this transition period. On behalf of our board of directors and senior leadership, I thank you.

Best regards,

Fred

LETTER FROM CEO OF INGERSOLL TO TRANE EMPLOYEES

Dear Trane Associate,

By now, you probably have read or heard about Ingersoll Rand’s pending acquisition of Trane. Before any more time passes, I want you to know how excited we are about the prospect of Trane joining Ingersoll Rand. As I see it, we are on the way to combining two great companies with outstanding products, businesses and people into one great company with a tremendous future. When the acquisition becomes final, our new company will be recognized as a premier global diversified industrial enterprise with leading positions in worldwide climate control, industrial and security markets.

We recognize Trane as an industry leader and consistently have had a high regard for its products and, more importantly, its people. Throughout the review process our beliefs about the quality of employees have been strongly confirmed. The combination of competent, dedicated employees, breadth of systems and services, strong brand identification, technical expertise, service excellence, quality and innovation are the reasons that make Trane joining Ingersoll Rand so compelling to us.

Now, let me tell you a little about Ingersoll Rand. We are about as old as Trane, and we have a similarly rich and proud history of innovation, market leadership, and financial success. Founded in 1871, we celebrated our 100th anniversary as an NYSE-listed company in 2006. At that time we had the opportunity to reflect on Ingersoll Rand’s legacy and its contributions to customers and societies around the world. We recognized that our people, products and services have always been focused on one core mission, which is helping customers achieve progress. We know that Trane’s employees and solutions also have been focused on that mission for more than 120 years.

Over our history, Ingersoll Rand has experienced much success, has had to overcome a few rough spots and has adapted to remain a world leader in the markets we serve. About seven years ago, Ingersoll Rand began a significant transformation – away from our historical roots as a heavy machinery, capital intensive company and toward the current profile as a global diversified industrial company. This transformation was driven by our goal to achieve consistent, profitable growth over the long term. We have made many changes in our business portfolio and operating culture over this period to achieve top-tier status. Clearly, Trane joining Ingersoll Rand stands as the most meaningful of our transformation actions.

We are looking forward to having you and your fellow associates as members of our team. By bringing together your company and ours, we create an organization better able to grow and compete as a leader in the global climate control market. Because our product lines are complementary, we’ll have more opportunities to create more value for a broad range of customers. With Trane’s and Ingersoll Rand’s shared commitment to technology, we’ll be in a stronger position to innovate a broader variety of climate control solutions. It all adds up to a very promising outlook.

Let me provide you with a few examples of our opportunities as a combined company. Our two service organizations will be able to capture more opportunities across our existing customer base as well as in the servicing of competitive products. In addition, with Trane’s capabilities Ingersoll Rand is better positioned to provide technologies, products, services and solutions throughout the “cold chain.” Specifically, we will participate in all of the activities and processes necessary to preserve foods and perishables from their point of origin through their point of consumption or use. Also, our two organizations will feature an expanded global manufacturing footprint, which will enable both of our businesses to accelerate participation in global markets, particularly in emerging markets such as China, India and Eastern Europe.

As was stated in the news release, this acquisition is subject to regulatory review. Because the product lines of Trane and Ingersoll Rand are largely complementary with little overlap, we are confident that the review process will result in approval.

As soon as the transaction is complete, we’ll move toward integrating the two organizations. Prospectively, our plan is to operate Trane’s Commercial and Residential businesses as two separate businesses, reporting directly to me. Still, we expect that Trane’s businesses will interact with Ingersoll Rand’s Climate Control Technologies Sector to leverage knowledge, intellectual property, best practices, and resources for all of the businesses’ mutual benefit. Also, Trane’s corporate and shared service operations will continue in keeping with Ingersoll Rand’s current approach of operating multi-site corporate and shared service locations.

I understand that this type of news and the prospect of changes are bound to create uncertainty. For the vast majority of employees around the world, the transaction will not affect jobs. Representatives of both companies will be involved in integration teams, which will work on bringing our organizations together. It’s too early to speculate on the results of that work, but most job reductions are likely to occur at the corporate level as the two companies combine our two corporate teams into one. I can assure you that when Ingersoll Rand has had to make decisions of this nature in the past, we have worked hard to assist the people affected. Certainly, we will do so in this case as well.

Please keep in mind that Ingersoll Rand is acquiring Trane because both companies are strong industry leaders and because we want you to share in the growth and the accompanying prosperity. This is a combination of two great companies with great people that will help the combined company achieve even greater progress. Together, I am confident that Trane and Ingersoll Rand can forge a long future of success.

Sincerely,

Herb Henkel

Q&A DISTRIBUTED TO TRANE EMPLOYEES

Questions & Answers on the Trane and Ingersoll Rand Transaction

The following list was developed to address questions you may have regarding today’s announcement, including impact to employment, compensation and benefits. In many situations, we are unable to provide complete answers at this time, and we recognize that this does not address the full array of questions you may have. We are committed to providing more information – on these and other issues – as quickly as possible. If you have a question that is not answered in this document, please submit it via e-mail to portalfeedback@trane.com. We will respond to your questions as soon as possible.

Updated as of Dec 17, 2007, midnight Eastern time (Piscataway)

Business Decision

1.	How did this sale come about?

Trane has a long history of success as part of a bigger company, having been a part of American Standard Companies for many years. Early in 2007, we decided to separate our company by spinning off our WABCO vehicle control systems business and selling our Bath and Kitchen business. We’ve successfully done so, and both businesses are doing well. Our separation plan did not contemplate the sale of Trane. We believed that Trane would be a successful independent company.

Because Ingersoll Rand’s leaders and board also believe in Trane, they approached us with the offer to combine our companies. Boards and management have a fiduciary responsibility to shareowners, and Ingersoll Rand’s offer required careful consideration. So, our board, senior management and outside advisors worked to understand the value that would be created as well as other alternatives, including staying independent. We determined that this agreement recognizes Trane’s current value and future potential. We also believe that both companies have strategic and operational commonalities important for a successful combination.

2.	Why is Ingersoll Rand buying us?

Ingersoll Rand’s acquisition of Trane is consistent with its ongoing transformation to become a premier global diversified industrial company. The transformation has included a significant divestiture of cyclical businesses and acquisition of less cyclical, growth-oriented businesses.

3.	What are they buying? All divisions, businesses and facilities?

They are buying the entire corporation, all of our worldwide operations and facilities.

4.	What is the purchase price?

Over the past 30 trading days, our stock has traded at an average price of about $36.27. When the sale is complete, shareowners will receive $36.50 in cash and .23 shares of Ingersoll Rand stock for every Trane share they hold. The value of the stock component will vary according to the value of Ingersoll Rand’s stock. Assuming that Ingersoll Rand’s stock stays in the range of $50, the combined value of cash and Ingersoll Rand stock amounts to about $48 per share of Trane stock.

5.	Was selling the company part of the separation plan?

No. Our separation plan did not include a sale of Trane. We believed that Trane would be a successful independent company. Because Ingersoll Rand’s leaders and board also believe in Trane, they approached us with the offer to combine our companies. Boards of Directors and management have a fiduciary responsibility to do what’s in the best interest of shareowners. This means they are legally and financially required to apply a heightened standard of care to consider all possibilities that would benefit the company and its shareowners. We determined that this agreement recognizes Trane’s current and future potential and is in the best interest of Trane’s stakeholders.

6.	Why were we not told about the sale before?

The agreement was just signed on Saturday. That’s why we announced it today. While the two companies negotiated, we needed to keep the information as confidential as possible. First of all, there was no guarantee that negotiations would lead to an agreement. In addition, transactions of this nature are considered “material” by the Securities and Exchange Commission (SEC), which governs the activities of publicly traded companies. The SEC has strict guidelines with respect to information about material transactions because inadvertent or untimely disclosure can create unfair trading in the shares of either company.

7.	What kinds of synergies and cost savings are expected with the acquisition?

With the combination of the two companies, Ingersoll Rand expects to realize strategic synergies in the long term and eliminate redundant activities in the near term. However, specific action plans will not be determined and announced until after the joint integration planning teams have finalized their work. This work will begin after the first of the new calendar year.

About Ingersoll Rand

8.	What should we know about Ingersoll Rand?

Ingersoll Rand is a global diversified industrial firm providing products, services and solutions to transport and protect food and perishables, secure homes and commercial properties, and enhance industrial productivity and efficiency. The company has leading positions in global climate control, industrial and security markets.

The company’s three business sectors include: Climate Control Technologies ($3.2 billion in revenues in 2006); Industrial Technologies ($2.6 billion in revenues in 2006); and Security Technologies ($2.3 billion in revenues in 2006).

The company’s well-known brands include Club Car (golf cars), Hussmann (refrigerated retail grocery displays), Schlage (locks), and Thermo King (transport refrigeration equipment).

Ingersoll Rand has approximately 35,000 employees and operates 80 plants throughout the world.

In recent years Ingersoll Rand has significantly transformed its business portfolio, divesting capital-intense, highly cyclical businesses that accounted for more than $6 billion in revenues and acquiring higher-growth, less cyclical businesses that added approximately $3 billion in revenues.

Timetable for Review and Closing

9.	When will the sale become effective?

The sale, which is expected to close in the late first quarter or early second quarter of 2008, is subject to applicable government reviews. The transaction will not be complete until Trane shareholders have approved it and the required clearances have been obtained.

10.	What are the expectations for the regulatory review process?

The acquisition will bring together firms with complementary product offerings and little duplication. In fact, it would enable the combined company to provide customers with a broader range of climate control solutions. It also will enable us to compete more effectively across the globe. We expect these factors to be viewed positively by regulatory staffs in all the jurisdictions in which we operate.

11.	Is there any kind of timetable for the transition? Could this change?

As soon as the transaction is completed, we’ll move toward integrating the two organizations. The timing of integration activities will be established by an integration team comprising Trane and Ingersoll Rand employees.

Transition Period

12.	How does this change my job or what I currently do?

Until and unless otherwise notified, the potential sale will not affect you or your job. Until the transaction is completed, Trane employees will continue to conduct business as usual and continue to operate as part of a stand-alone business with our current organization and our existing policies, procedures and programs.

13.	What about scheduled collective bargaining sessions for union sites? Will these continue as planned?

Any contracts that will expire and are up for renewal will proceed as scheduled.

14.	Who is in charge until the deal closes?

Until the transaction is completed, we will conduct business as usual and continue to operate as a stand-alone company. We will continue to operate under our current organization with our existing management, policies, procedures and programs. Originally set to retire at the end of 2007, Fred Poses will continue to lead Trane until the sale is complete.

15.	What should we do during the transition period?

Until the transaction is complete, we will conduct business as usual and continue to operate as a stand-alone company. It is critical for us to stay focused on our customers throughout the interim period and beyond. Everyone should continue to perform their jobs with the customary dedication and interact normally with our customers and suppliers, as well as internal employees and peers.

16.	Is anyone watching out for employee interests during the transition?

One of Ingersoll Rand’s core values holds that all employees will work to the highest standards for ethics and integrity. Embedded in that core value are respect for the individual, trust and doing what is right. Trane employees can expect that core value to apply to them as well. In addition, it is in the best interests of employees at both companies to work for a strong, vibrant and innovative organization. The combination of the two companies is a very positive move in this regard.

17.	Will we continue to move forward with any new programs and products?

Our plan is to continue our key initiatives on established schedules. A principal aim of this acquisition is to provide customers with additional value – a broader range of climate control solutions and in more parts of the world. Because the two companies’ product lines are complementary, we’ll have more opportunities to create more value for a broad range of customers. Because of Ingersoll Rand’s and Trane’s commitment to technology, we’ll be in a stronger position to innovate a broader variety of solutions. This complements Ingersoll Rand’s drive to increase the percentage of sales derived from new products and services.

18.	When can we expect to hear more?

We will continue to update you this week on any news and analysts’ coverage we receive. However, as we approach the holiday season, it is likely that there will not be additional news to report. We will be responding to employee questions as soon as practical and as information becomes available. Once the new calendar year begins, you can expect updates as information develops.

19.	What kind of communications can we expect during this process?

We will do our best to keep you informed throughout the process. We know there may be questions during the coming weeks that cannot be addressed at this early stage in the transaction, but Trane employees can expect to be provided with frequent updates on the progress of the integration teams. We will establish a combination of electronic and print communication tools, and offer multiple channels for asking questions. You can submit questions through portalfeedback@trane.com via our iTrane portal.

Integration Process

20.	Will there be any integration of operations?

It’s too early to know if any specific operations will be integrated. As soon as the transaction is completed, we’ll move toward integrating the two organizations. Consistent with Ingersoll Rand’s ongoing strategy, we’ll be examining the combined organization’s network of manufacturing and distribution facilities, service centers, and other areas for opportunities to strengthen our ability to serve customers cost effectively worldwide.

21.	Who will lead the integration process?

Ingersoll Rand has formed an integration planning team that will work with the management of each of our businesses to develop plans for fully integrating Trane with Ingersoll Rand. The integration teams will include individuals from both companies. Integration plans will be communicated as they are developed.

22.	Who will be in charge after the deal closes?

During the integration process, Ingersoll Rand will be evaluating the management structure of the combined companies. Looking ahead, Ingersoll Rand’s goal is to have in place the best team staffed from both organizations.

23.	Does Ingersoll Rand have any vision for the combined company?

For the past seven years, Ingersoll Rand’s vision has been to become a premier diversified industrial company as seen through the eyes of their employees, customers and shareholders. They see the acquisition of Trane as a major step toward achieving that vision.

With respect to climate control markets, with Trane’s and Ingersoll Rand’s shared commitment to technology, we’ll be in a stronger position to innovate a broader variety of climate control solutions. Here are a few examples of our opportunities as a combined company. Our two service organizations will be able to capture more opportunities across our existing customer base as well as in the servicing of competitive products. In addition, with Trane’s capabilities Ingersoll Rand is better positioned to provide technologies, products, services and solutions throughout the cold chain. Specifically, we will participate in all of the activities and processes necessary to preserve foods and perishables from their point of origin through their point of consumption or use. Also, our two organizations will feature an expanded global manufacturing footprint, which will enable both of our businesses to accelerate participation in global markets, particularly in emerging markets, such as China, India and Eastern Europe.

24.	What are Ingersoll Rand’s expectations of us?

They are making the acquisition to build a bigger and stronger Ingersoll Rand and are looking for us to share in and contribute to this process. Ingersoll Rand views Trane as having excellent people and capabilities, and they expect us to help them achieve challenging financial and operating goals. They expect our contributions to achieving these goals to begin immediately. They are buying an outstanding business with strong earnings and cash flows. Individually, they are looking to us to maintain our customer focus and keep an open mind to new ideas and change as we work together through the integration process.

25.	What is the impact of the sale on customers, distributors and suppliers?

Immediately, there will be no impact. Ingersoll Rand and Trane will partner to determine how best to serve Trane’s customers and work with distributors and suppliers.

Future Plans

26.	How will we fit in with the new company?

Ingersoll Rand’s plan is to operate Trane’s Commercial and Residential businesses as two separate businesses, with Craig Kissel and Dave Pannier reporting directly to its CEO, Herb Henkel. At the same time, it is expected that Trane’s businesses will interact with Ingersoll Rand’s Climate Control Technologies Sector to leverage knowledge, intellectual property, best practices and resources for all of the businesses’ mutual benefit.

27.	What kind of organizational changes can we expect?

Ingersoll Rand plans to continue operating its current global business sectors. Other plans will be announced in the coming months as they are finalized.

28.	Where will our headquarters be located?

Ingersoll Rand is a Bermuda-based company, and will continue to be. While no decisions have been made yet, and won’t be until the completion of the integration process, Ingersoll Rand has a current practice of operating multi-site corporate and shared service locations.

29.	Will we be asked to relocate?

It is much too early to discuss the impact of the acquisition of any individual. Specific action plans will not be finalized until after the regulatory review has taken place and the deal is completed. Once this has happened, we will go through the process of integrating the two companies. Only then will it be possible to make decisions on specific actions that could affect individuals or facilities.

30.	What kind of immediate changes can we expect?

From an operating perspective, there will probably be very little difference immediately. Some people from both companies will participate in the integration teams that will work together to develop plans for the integration of the two companies. Those plans will be communicated as they are developed. However, for most people, it will be business as usual for the foreseeable future.

31.	What will happen to my pay and health and welfare benefits?

Until the transaction has been completed, there will be no changes. Per terms of the agreement, Ingersoll Rand will provide compensation and benefits that, in the aggregate, (but excluding equity-based compensation and benefits) are no less favorable than those currently in place at Trane for one year after the sale closes. Ingersoll Rand has a highly competitive approach to pay and benefits around the world, and compensation and benefits will be part of the joint integration team’s analyses.

32.	What about the Savings Plan, ESOP or 401(k)/Thrift Plan?

Participants in these plans will receive the equivalent of cash and Ingersoll Rand shares for Trane units in their accounts as of the date the sale closes, the same as for any Trane shareowner. As a reminder, any WABCO units you have in these plans may be diversified immediately and are not affected by the sale.

33.	How will my service with Trane be treated going forward?

Ingersoll Rand will recognize all of your service with Trane for purposes of vesting under any retirement plans, for purposes of vacation and eligibility for health and welfare plans and for eligibility and benefit accruals under any severance plans to the extent such service was recognized under Trane programs.

34.	Will the Trane brand name remain in use?

Ingersoll Rand considers Trane to be a strong brand name and wants to capitalize on its brand value. As a result, the Trane brand will remain in use and will be linked quickly and strongly to the Ingersoll Rand name.

35.	Will there be any plant closings or job reductions?

For the vast majority of employees around the word, the sale will not affect jobs. It is inevitable in any sizeable acquisition that some employment reduction will result from the elimination of redundancies between the two companies. Decisions on where reductions occur and what positions will be impacted will be made by the joint integration planning teams. It is premature to speculate on the results of that work. It’s important to note that changes that affect employment are not new to either organization. These decisions will be made in a fair and equitable manner, and appropriate arrangements made to assist those affected.

36.	When will we know about any job impact?

After the deal has been completed, we will go through the process of integrating the two companies. Only then will it be possible to make decisions on specific actions that could affect individuals or facilities. As soon as decisions are made, they will be communicated to any people who may be affected. As always, market demands will also continue to influence employment.

Opportunities

37.	Is Ingersoll Rand successful enough to support our programs and us?

Ingersoll Rand is more than 100 years old and a leader in the markets it serves. The company has a long history of maintaining financial strength as seen in a strong balance sheet, solid cash flows and payment of dividends. These are strong enablers for them to acquire Trane. And, of course, Ingersoll Rand’s management fully expects Trane to add substantially to the combined companies’ total value proposition. The rating agencies have already affirmed that Ingersoll Rand will be investment grade.

38.	Can we expect to grow more with the new company?

A principal aim of this acquisition is to provide customers with additional value – a broader range of climate control solutions on a more cost-effective basis and across the globe. Because the two companies’ product lines are complementary, we’ll have more opportunities to create more value for a broad range of customers. Because of Ingersoll Rand’s and Trane’s shared commitment to technology, we’ll be in a stronger position to innovate a broader variety of solutions.

39.	What kinds of opportunities will we have with the new company?

Ingersoll Rand is committed to employees through career opportunities, training and development, and on-the-job assignments and projects. One of the most visible commitments is Ingersoll Rand University, which has been expanding to include classroom offerings in all regions of the world and online. Naturally, Trane employees will be able to participate in these opportunities after the transaction is complete.

MANAGER TALKING POINTS

Business Decision

•	A strong new company.

We are creating a strong new company with approximately $17 billion in annual sales and leadership positions in global climate control, industrial and security markets. It will provide a broader range of systems, services and solutions to an expanded customer base and it will have greater global presence. Sharing the strengths of both companies in engineering and technology will create new growth opportunities for value-added systems, services and solutions for our customers.

•	Improved global position in the climate control industry.

Combined, we will have annual climate control revenues of approximately $11 billion, with more than 50 manufacturing facilities around the world.

•	Good strategic fit.

The combined climate control product lines, shared industry knowledge and expanded capabilities make for a very good strategic fit. Both companies are leaders in their core products, and this combination will help us strengthen our worldwide position in the industry. Shared knowledge and expertise will help us create new products and services and value-added solutions for our growing global customer base.

•	They know the business.

Ingersoll Rand’s major climate control businesses are pioneers in the industry. Its Thermo King business (makers of transport refrigeration equipment) is more than 70 years old and its Hussmann business (makers of retail refrigerated display cases) is more than 90 years old. As a result, Ingersoll Rand has a broad and deep understanding of climate control markets, technologies and customer requirements.

•	Ingersoll Rand is committed to the climate control business.

Climate control is one of Ingersoll Rand’s strategic growth platforms and they are committed to improving their competitive position in the industry and strengthening their long-term leadership position through Trane’s market-leading businesses.

•	Expanded global presence.

The expanded company will have strong global presence, including in key emerging markets. Our investments complement Ingersoll Rand’s capabilities in countries like China, India, the Czech Republic and Mexico.

•	Broader offering of products and services.

The combined company can offer customers a broader range of complementary systems, solutions and value-added services that meet customers’ specific needs.

Complementary Companies

•	Similar traditions and complementary businesses.

Both companies share strong traditions of quality, technology and innovation. Ingersoll Rand’s strength in the climate control market includes transportation solutions (Thermo King) and retail merchandising (Hussmann and Koxka). We’re also strong in climate control – providing systems and services that enhance the quality and comfort of air in homes and buildings around the world.

•	Shared value proposition.

Both companies deliver value to their customers in similar ways. We both focus on developing new products that improve the performance and efficiency of climate control systems. Also, we both focus on providing new services that improve customer operations.

•	Complementary fit in the global climate control market.

Our products work together in complementary applications, such as commercial climate control. In addition, our combined portfolio provides important capabilities in the development of a complete “cold chain,” which comprises all of the activities and processes necessary to preserve foods and perishables from their point of origin through their point of consumption or use. Our combined innovation capabilities will enable us to develop new products and value-added solutions for these applications.

•	Similar engineering heritage.

We share a similar technical heritage that will facilitate the integration of the two companies. Strong engineering skills are a leading contributor to Ingersoll Rand’s continuing success.

Ingersoll Rand Highlights

•	A strong company with a long history of success.

Ingersoll Rand’s history can be traced to the 1870s. The company has a strong record of financial success, as evidenced by the fact that it has paid consecutive quarterly cash dividends on its common shares since 1919.

•	Knowledge of our customer base, markets, capital and quality requirements.

Ingersoll Rand’s experience in the climate control industry has given them detailed knowledge of the customer base and global market requirements. They have total understanding of industry quality and service requirements, as well as the need to invest continuously in the business to achieve growth.

•	Leading reputation for technology and people.

Ingersoll Rand has an excellent reputation for transport, industrial and retail climate control technologies, innovation, service and quality. The industry and customers have a high regard for the technical skills and professionalism of their people.

•	Strong emphasis on research and development.

Ingersoll Rand is committed to continuing investments in R&D and new equipment as a foundation for growth. In fact, the company is increasing its capital investments to fund innovation and new product development across all of its businesses.

•	Outstanding brand recognition and industry reputation.

Ingersoll Rand’s Thermo King and Hussmann brands have outstanding recognition in their markets, and they have excellent reputations as customer-focused suppliers of high-quality products and services.

•	They respect us and want our involvement in developing a new organization and joint strategy as we move forward.

Ingersoll Rand recognizes that we have a lot to offer in terms of skills, experience and technology. They will seek our input and involve our people in integration teams that will help to establish company structure and direction as we move forward together.

Transition Period

•	Government review and closing will take time.

The sale is subject to applicable government reviews. The required clearances must be obtained before the transaction can be completed. It is expected to close in early 2008.

•	Business as usual during transition period.

Until the transaction is completed, we will conduct business as usual and continue to operate as a stand-alone company.

•	Important to maintain customer focus.

It is critical for us to conduct our business as usual and stay focused on our customers throughout the interim period and beyond. We have worked hard to build our reputation in the marketplace, and it is a valuable asset that depends on the excellence of our products and service. It is important to continue to perform our jobs with our customary dedication and interact normally with our customers and suppliers, as well as each other throughout Trane.

•

We will continue to update you this week on any news and analysts coverage we receive. However, as we approach the holiday season, it is likely that there will not be additional news to report. We will be responding to employee questions as soon as practical and as information becomes available. Once the new calendar year begins, you can expect updates as information develops.

•	Avoid unauthorized contact with other company.

Many of our people may be asked to join their peers from Ingersoll Rand as members of authorized integration teams created to identify the best ways we can work together. While this kind of official involvement is encouraged, there should be no unauthorized contact with their organization. It is particularly important to refrain from any sales or customer discussions that could create any antitrust concerns. Please contact someone in legal before making any contact with the Ingersoll Rand organization.

Integration Plans

•	Integration teams will determine future direction.

Both companies will be involved in the integration process. People from both organizations will participate in integration teams that will be both multifunctional and global. These teams will exchange appropriate information, identify strengths and opportunities and help to determine integration direction and specific programs. Again, there should be no unauthorized contact with their organization. If you have questions or are uncertain about whether contact with Ingersoll Rand is authorized or not, please contact someone in legal before making any contact.

•	Integration will move forward after transaction closes.

As soon as the transaction is completed, we’ll move toward integrating the two organizations. Consistent with Ingersoll Rand’s ongoing strategy, we’ll be examining the combined organization’s network of manufacturing and distribution facilities, service organizations and other areas for opportunities to strengthen our ability to service customers cost effectively worldwide.

•	Trane units will operate as separate businesses within the Ingersoll Rand organization.

Ingersoll Rand’s plan is to operate Trane’s Commercial and Residential businesses as two separate businesses, reporting directly to its CEO, Herb Henkel. Also, Trane’s corporate and shared service operations will continue in keeping with Ingersoll Rand’s current practice of operating multi-site corporate and shared service locations. At the same time, Ingersoll Rand plans to continue separately operating its current global sectors: Climate Control Technologies; Industrial Technologies; and Security Technologies.

LEADERSHIP TEAM GUIDELINES

As a member of the Trane Leadership Team, your participation and active support of the announcement process are critical to effective communication and positive response. Your first action should be to assemble key managers and supervisors in your area and share with them the following points as a brief overview of the agreement and the communication effort. This will help your staff align with the process from the start and play a positive role within their departments.

•	The agreement has just been announced publicly through the wire services.

•	This covers all Trane worldwide operations, both Commercial and Residential parts of the business.

•	The transaction is not final today. It requires Trane shareowner approval and government clearance before the acquisition can be completed.

•	We are confident that this is a positive move for Trane because we are combining with a company that is committed to leadership in our industry.

•	It is an excellent strategic fit between two companies that have complementary products and services with very little overlap.

•	We have a similar engineering heritage and focus on providing customers with value-added systems, services and solutions that will help us grow our businesses together.

•	Avoid all speculation! This includes any aspect of the agreement — the timetable, any possible plans, policies, etc.

•	Understand that your team will carefully assess your comments, actions and manner for clues about your attitude about the agreement.

•	Managers will play a critical role in supporting the communication process and Trane’s success as we move forward into a transition period.

•	Ingersoll Rand has told us that they highly value the contribution of Trane and its employees and we should hear more about this from them.

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We will continue to update employees this week on any news and analysts coverage we receive. However, as we approach the holiday season, it is likely that there will not be additional news to report. We will be responding to employee questions as soon as practical and as information becomes available. Once the new calendar year begins, you can expect updates as information develops.

Note: The transaction is subject to a vote of the Trane stockholders and requires registration of the shares of Ingersoll-Rand to be issued in the merger. Accordingly, written communications regarding the transaction may be deemed to be solicitations of proxies or an offering prospectus and require the following legends.

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of the management of Ingersoll-Rand Company Limited (“Ingersoll Rand”) and Trane Inc. (“Trane”) and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: failure to satisfy any of the conditions of closing, including the failure to obtain Trane stockholder approval; the risks that Ingersoll Rand’s and Trane’s businesses will not be integrated successfully; the risk that Ingersoll Rand and Trane will not realize estimated cost savings and synergies; costs relating to the proposed transaction; disruption from the transaction making it more difficult to maintain relationships with customers, employees, distributors or suppliers; the level of end market activity in Ingersoll Rand’s and Trane’s commercial and residential market; weather conditions that could negatively or positively affect business and results of operations; additional developments which may occur that could affect the Ingersoll Rand’s or Trane’s estimate of asbestos liabilities and recoveries; unpredictable difficulties or delays in the development of new product technology; fluctuations in pricing of our products, the competitive environment and related market conditions; changes in law or different interpretations of laws that may affect Trane’s or Ingersoll Rand’s expected effective tax rate; increased regulation and related litigation; access to capital; and actions of domestic and foreign governments. Additional factors that could cause Ingersoll Rand’s and Trane’s results to differ materially from those described in the forward-looking statements can be found in the 2006 Annual Report on Form 10-K of Ingersoll Rand and the 2006 Annual Report on Form 10-K of Trane filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov). Neither Ingersoll Rand nor Trane undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made.

This communication is being made in respect of the proposed merger transaction involving Ingersoll Rand, Trane and Indian Merger Sub, Inc. In connection with the proposed transaction, Ingersoll Rand will file with the SEC a registration statement on Form S-4 and Trane will mail a proxy statement/prospectus to its stockholders, and each will be filing other documents regarding the proposed transaction with the SEC as well. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THE Ingersoll Rand ENTITY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to Trane’s stockholders. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Ingersoll Rand and Trane, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Ingersoll-Rand Company Limited, P.O. Box 0445, 155 Chestnut Ridge Road, Montvale, NJ 07645 Attention: Investor Relations, (201) 573-0123, or to Trane Inc., One Centennial Avenue, Piscataway, NJ 08855 Attention: Investor Relations, (732) 980-6125.

Ingersoll Rand, Trane and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Ingersoll Rand’s directors and executive officers is available in Ingersoll Rand’s proxy statement for its 2007 annual meeting of stockholders and Ingersoll Rand’s 2006 Annual Report on Form 10-K, which were filed with the SEC on April 23, 2007 and March 1, 2007, respectively, and information regarding Trane’s directors and executive officers is available in Trane’s proxy statement for its 2007 annual meeting of stockholders and Trane’s 2006 Annual Report on Form 10-K, which were filed with the SEC on March 23, 2007 and February 26, 2007, respectively. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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